Filed by International Paper Company
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934
                            Subject Company: Champion International Corporation
                                                 Commission File No.: 001-03053

International Paper Company issued the following press release on May 10, 2000.


International Paper Co. (ticker: IP, exchange: The
                 New York Stock Exchange) News Release -
                 Wednesday, May 10, 2000

                          International Paper's Bid for
                          Champion Declared 'Superior'

                   PURCHASE, N.Y., May 10 /PRNewswire/ -- International Paper (NYSE: IP) announced today that the Board of Directors of Champion International (NYSE: CHA) has declared IP's revised bid for Champion as superior to that submitted by UPM-Kymmene. International Paper submitted a revised bid of $75 per share in cash and stock on Tuesday evening after being informed that UPM-Kymmene had substantially revised its original offer for Champion.

                   International Paper's offer is valued at approximately $7.3 billion, excluding $2.3 billion in net debt. The total purchase price would be paid with $50 in cash and $25 in stock. International Paper expects to promptly commence a tender offer for the cash portion of its transaction following the expiration of the three day termination period required by the merger agreement between Champion and UPM-Kymmene. The offer is backed by fully committed financing.

                   "We've said all along that bringing together International Paper and Champion makes good sense because of the tremendous opportunities presented by a combined organization," said Dillon. "Our superior offer is consistent with what we said two weeks ago -- we wanted a deal that creates value for International Paper shareowners and for Champion shareowners."

                   "Champion will be an important addition to our core businesses and will help improve our profitability within the first year. We look forward to closing this deal as quickly as possible," added Dillon.

                   The merger is expected to result in $425 million in annual cost savings as a result of integrating manufacturing operations, reductions in duplicate overhead costs and improved purchasing efficiencies, principally in North America. In addition, the combined company will be able to reduce capital expenditures below the amount spent as separate entities. The merger will be additive to International Paper's earnings in the first full year after completion of the deal and over the life of the cycle.

                   The transaction is subject to regulatory approvals, which are not expected to delay completion of the transaction.

                   International Paper (www.internationalpaper.com) is the world's largest paper and forest products company. Businesses include printing papers, packaging, building materials, chemical products and distribution. As the largest private landowner in the U.S., the company manages its forest under the principles of the Sustainable Forestry Initiative (SFI(SM)) program, a system that ensures the perpetual growing and harvesting of trees while protecting wildlife, plants, soil, air and water quality. Headquartered in the United States at Purchase, N.Y., International Paper has operations in nearly 50 countries, employs nearly 100,000 people and exports its products to more than 130 nations.

                   Statements in this press release that are not historical are forward-looking statements, which are subject to risks and uncertainties that could cause actual results to differ materially. The expected increases in profitability and reduction in costs are subject to risks and uncertainties, including general economic conditions, fluctuation in supply and demand, operating rates and competitive pricing pressures and whether anticipated savings from merger and other restructuring activities can be achieved.
                   SOURCE International Paper

                   CONTACT: Jack Cox, media, 914-397-1952, or
                   Carol Tutundgy, investors, 914-397-1632, or
                   Rochelle Weitzner, investors, 914-397-1623, all of International Paper/